UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For 7 September 2010

Harmony Gold Mining Company Limited

Randfontein Office Park
Corner Main Reef Road and Ward Avenue
Randfontein, 1759
South Africa
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-
F or Form 40-F.)

Form 20-F X   Form 40-F

(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes   No X



Harmony further optimises value for shareholders

Merriespruit South region and Freegold option

Johannesburg. Tuesday, 7 September 2010. Harmony Gold Mining Company Limited (Harmony) is pleased to announce that it has completed two transactions with Witwatersrand Consolidated Gold Resources Limited (Wits Gold).

In terms of these transactions, Wits Gold will obtain a prospecting right over Harmony's Merriespruit South area and the option held by ARMGold/Harmony Joint Venture Company (Proprietary) Limited (Freegold), a wholly owned subsidiary of Harmony. The option was to acquire a beneficial interest of up to 40% in any future mines established by Wits Gold on certain properties in the Southern Free State (Freegold option), this will be cancelled.

The total consideration price of the transactions is R336 million, (R61 million for the prospecting area and R275 million for the cancellation of the option agreement) which will be settled in cash or in a combination of cash and shares in Wits Gold. The agreements were signed on 3 September 2010 and outstanding conditions precedent are expected to be fulfilled within the next 9 months.

Harmony will abandon a portion of its mining right in respect of the Merriespruit South area to enable Wits Gold to include this area in its prospecting right, which is located immediately south of the Merriespruit South area. The disposal of the Merriespruit South area does not have any impact on the existing Merriespruit 1 mining operations.

Harmony's Chief Executive Graham Briggs says, "The Merriespruit South area and the Freegold option do not fit into our portfolio. Therefore these transactions are in line with Harmony's strategy to focus on our growth projects in South Africa. This is an exciting opportunity for Wits Gold and will unlock value for our shareholders."

Ends.

Issued by Harmony Gold Mining Company Limited

7 September 2010

For more details contact:

Jaco Boshoff
Executive: Reserves, Projects and New Business

on +27 (0)83 395 3810

or

Esha Brijmohan
Investor Relations Officer

on +27 (0)82 759 1775

Corporate Office:
Randfontein Office Park
P O Box 2
Randfontein
South Africa 1760
T +27 (11) 411 2000

www.harmony.co.za

JSE: HAR
NYSE: HMY
ISIN No.: ZAE000015228

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: September 7, 2010

Harmony Gold Mining Company Limited

By: /s/ Hannes Meyer

Name: Hannes Meyer
Title: Financial Director